As filed with the Securities and Exchange Commission on November 21, 2016

Securities Act File No. 333-195070

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Check appropriate box or boxes)

Pre-Effective Amendment No.

Post-Effective Amendment No. 8

THL CREDIT, INC.

(Exact name of Registrant as specified in charter)

100 Federal Street, 31st Floor

Boston, MA 02110

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 450-4424

Sam W. Tillinghast/Christopher J. Flynn

THL Credit, Inc.

100 Federal Street, 31st Floor

Boston, MA 02110

(Name and address of agent for service)

COPIES TO:

Cynthia M. Krus

Lisa A. Morgan

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW Suite 700

Washington, DC 20001

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-195070) of THL Credit, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 8 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 8 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 8 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1. Financial Statements

The following financial statements of THL Credit, Inc. (the “Company” or the “Registrant”) are included in this registration statement in “Part A—Information Required in a Prospectus”:

2. Exhibits

Exhibit Number	Description

a	Amended and Restated Certificate of Incorporation (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on April 20, 2010).

b.1	Bylaws (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on July 15, 2009).

b.2	Amendment to Bylaws (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on June 15, 2015.)

d.1	Form of Specimen Certificate (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on April 20, 2010).

d.2	Form of Indenture and related exhibits. (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on August 25, 2011).

d.3	First Supplemental Indenture, dated as of November 18, 2014, between the Registrant and U.S. Bank National Association. (Incorporated by reference from the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 filed on November 18, 2014).

d.4	Form of Warrant Agreement. (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on August 25, 2011).

d.5	Form of Subscription Agent Agreement. (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on August 25, 2011).

d.6	Form of Subscription Certificate. (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on August 25, 2011).

d.7	Form of Certificate of Designation. (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on October 18, 2011).

d.8	Statement of Eligibility of Trustee on Form T-1 (Incorporated by reference from the Registrant’s Post-Effective Amendment No.6 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on March 31, 2016).

d.9	Form of 6.75% Note due 2021 (included as part of Exhibit (d)(3).

d.10	Form of 6.75% Note due 2021 (Over-Allotment Note) (Incorporated by reference from the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 filed on December 11, 2014).

d.11	Second Supplemental Indenture, dated as of December 14, 2015, between the Registrant and U.S. Bank National Association (Incorporated by reference to the Registrant’s Post-Effective Amendment No. 5 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 filed on December 14, 2015).

d.12	Form of 6.75% Note due 2022 (included as part of Exhibit (d)(11)

d.13*	Form of 6.75% Note due 2022 (additional note).

Exhibit Number	Description

e	Dividend Reinvestment Plan (Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q, filed on August 9, 2010).

f.1	Senior Secured Revolving Credit Agreement between THL Credit and ING Capital LLC, dated March 11, 2011 (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on March 15, 2011).

f.2	Amendment No. 1 to Senior Secured Revolving Credit Agreement between THL Credit and ING Capital LLC, dated May 10, 2012 (Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed on May 15, 2012).

f.3	Amendment No. 2 to Senior Secured Revolving Credit Agreement between THL Credit and ING Capital LLC, dated February 13, 2013 (Incorporated by reference from the Registrant’s Annual Report on Form 10-K, filed on March 7, 2014).

f.4	Amendment No. 3 to Senior Secured Revolving Credit Agreement between THL Credit and ING Capital LLC, dated March 15, 2013 (Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed on March 20, 2013).

f.5	Amendment No. 4 to Senior Secured Revolving Credit Agreement between THL Credit and ING Capital LLC, dated as of October 9, 2013 (Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q, filed on November 4, 2013).

f.6	Senior Secured Term Loan Credit Agreement between THL Credit and ING Capital LLC, dated May 10, 2012 (Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed on May 15, 2012).

f.7	Amendment No. 1 to Senior Secured Term Loan Agreement between THL Credit and ING Capital LLC, dated February 13, 2013 (Incorporated by reference from the Registrant’s Annual Report on Form 10-K, filed on March 7, 2014).

f.8	Amendment No. 2 to Senior Secured Term Loan Agreement between THL Credit and ING Capital LLC, dated March 15, 2013 (Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed on March 20, 2013).
f.9	Amendment No. 3 to Senior Secured Term Loan Credit Agreement between THL Credit and ING Capital LLC, dated as of October 9, 2013, (Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q, filed on November 4, 2013).

f.10	Amendment No. 5 to the Senior Secured Revolving Credit Agreement, dated as of April 30, 2014, by and among the Company as borrower, each of the subsidiary guarantors party thereto, the Lenders party thereto and ING Capital LLC, as Administrative Agent. (Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed on May 1, 2014).

f.11	Amendment No. 7 to the Senior Secured Revolving Credit Agreement, dated as of March 5, 2015, by and among the Company as borrower, each of the subsidiary guarantors party thereto, the Lenders party thereto and ING Capital LLC, as Administrative Agent. (Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed on March 10, 2015)

f.11	Amendment No. 4 to the Senior Secured Term Loan Credit Agreement dated as of April 30, 2014, by and among the Company as borrower, each of the subsidiary guarantors party thereto, the Lenders party thereto and ING Capital LLC, as Administrative Agent. (Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed on May 1, 2014).

f.12	Amendment No. 6 to the Senior Secured Term Loan Credit Agreement dated as of March 5, 2015, by and among the Company as borrower, each of the subsidiary guarantors party thereto, the Lenders party thereto and ING Capital LLC, as Administrative Agent. (Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed on March 10, 2015)

Exhibit Number	Description

f.13	THL Credit Logan JV LLC Limited Liability Company Agreement dated December 3, 2014 between THL Credit, Inc. and Perspecta Trident LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 3, 2014).

f.14	Amended and Restated Senior Secured Revolving Credit Agreement, dated as of August 19, 2015, by and among the Company as borrower, each of the subsidiary guarantors party thereto, the Lenders party thereto and ING Capital LLC, as Administrative Agent. (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on August 20, 2015)

f.15	Amended and Restated Senior Secured Term Loan Credit Agreement dated as of August 19, 2015, by and among the Company as borrower, each of the subsidiary guarantors party thereto, the Lenders party thereto and ING Capital LLC, as Administrative Agent. (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on August 20, 2015)

g	Investment Management Agreement by and between the Company and THL Credit Advisors LLC (Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933 on Form N-2, filed on April 20, 2010).

h.1	Form of Underwriting Agreement for equity securities. (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended on Form N-2 filed on June 4, 2014).

h.2	Form of Underwriting Agreement for debt securities. (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended on Form N-2 filed on June 4, 2014).

h.3*	Underwriting Agreement, dated November 16, 2016, by and among the Registrant, THL Credit Advisors LLC and Keefe, Bruyette & Woods, Inc.

j	Custody Agreement between the Company and State Street Bank and Trust Company (Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q, filed on August 9, 2010).

k.1	Administration Agreement by and between the Company and THL Credit Advisors LLC (Incorporated by reference from the Registrant’s pre-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on April 20, 2010).

k.2	Sub-Administration and Accounting Services Agreement by and between the Company and State Street Bank and Trust Company (Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q, filed on August 9, 2010).

k.3	Purchase and Sale Agreement by and among the Company, THL Credit Opportunities, L.P. and THL Credit Partners BDC Holdings, L.P. (Incorporated by reference from the Registrant’s pre-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on April 20, 2010).

k.4	License Agreement by and among Thomas H. Lee Partners, the Company and THL Credit Advisors LLC (Incorporated by reference from the Registrant’s pre-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on April 20, 2010).

l.1	Opinion of Sutherland Asbill & Brennan LLP (Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended on Form N-2 filed on June 4, 2014).

1.2*	Opinion of Sutherland Asbill & Brennan LLP

n.1	Consent of PricewaterhouseCoopers LLP (Incorporated by reference from the Registrant’s Post-Effective Amendment No. 7 to the Registration Statement under the Securities Act of 1933, as amended on Form N-2 filed on July 5, 2016).

Exhibit Number	Description

n.2	Consent of Sutherland Asbill & Brennan LLP (included in Exhibit l.1).

n.3	Report of PricewaterhouseCoopers LLP (Incorporated by reference from the Registrant’s Post-Effective Amendment No. 7 to the Registration Statement under the Securities Act of 1933, as amended on Form N-2 filed on July 5, 2016).

p.1	Subscription Agreement—THL Credit Opportunities, L.P. (Incorporated by reference from the Registrant’s pre-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on April 20, 2010).

p.2	Subscription Agreement—THL Credit Partners BDC Holdings, L.P. (Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q, filed on August 9, 2010).

r	Code of Ethics. (Incorporated by reference from the Registrant’s Post-Effective Amendment No.1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on September 10, 2012).

s.1	Form of Prospectus Supplement For Common Stock Offerings (Incorporated by reference from the Registrant’s post-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on March 27, 2015).

s.2	Form of Prospectus Supplement For Preferred Stock Offerings (Incorporated by reference from the Registrant’s post-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on March 27, 2015).

s.3	Form of Prospectus Supplement For Debt Offerings (Incorporated by reference from the Registrant’s post-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on March 27, 2015).

s.4	Form of Prospectus Supplement For Rights Offerings (Incorporated by reference from the Registrant’s post-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on March 27, 2015).

s.5	Form of Prospectus Supplement For Warrant Offerings (Incorporated by reference from the Registrant’s post-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on March 27, 2015).

99.1	Statement of Computation of Ratios of Earnings to Fixed Charges (Incorporated by reference from the Registrant’s Post-Effective Amendment No. 7 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on July 5, 2016).

*	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in any prospectus supplement, if any, accompanying this prospectus.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by us in connection with the offering (excluding placement fees):

Amount
SEC registration fee	$20,737
FINRA filing fee	$24,650
NASDAQ listing fee	$7,500
Accounting fees and expenses	$150,000
Legal fees and expenses	$375,000
Printing expenses	$125,000
Miscellaneous	$25,000

Total	$727,887

Item 28.	Persons Controlled by or Under Common Control

THL Credit Holdings, Inc., THL Corporate Finance, Inc.; THL Credit SBIC, LP, THL Credit SBIC GP, LLC, THL Credit AIM Media Holdings, Inc. and THL Credit YP Holdings, Inc. are our wholly owned subsidiaries. THL Corporate Finance LLC is a wholly owned subsidiary of THL Corporate Finance, Inc. THL Credit YP Holdings, LLC is a wholly owned subsidiary of THL Credit YP Holdings, Inc. We serve as the sole limited partner of THL Credit SBIC, LP and, our wholly owned subsidiary, THL Credit SBIC GP, LLC, serves as the general partner of THL Credit SBIC, LP. We own a controlling interest in THL Credit Design Holdings, LLC, which holds our common equity investment in an affiliated entity, Thibaut, Inc. We own a controlling interest in Dimont Acquisition, Inc., which holds our common equity investment in an affiliated fund, Dimont & Associates, Inc. We also hold a controlling interest in our investments in C&K Market, Inc. and THL Credit Logan JV LLC. Accordingly, we may be deemed to control, directly or indirectly, the following entities:

•	THL Credit Holdings, Inc. (Delaware)—100%

•	THL Corporate Finance, Inc. (Delaware)—100%

•	THL Credit SBIC, LP (Delaware)—100%

•	THL Credit SBIC GP, LLC (Delaware)—100%

•	THL Corporate Finance LLC (Delaware)—100%

•	THL Credit AIM Media Holdings, Inc.(Delaware)—100%

•	THL Credit YP Holdings, Inc.(Delaware)—100%

•	THL Credit YP Holdings, LLC (Delaware)—100%

•	THL Credit Design Holdings, LLC (Delaware)—69%

•	C&K Market, Inc. (Oregon)—33%

•	OEM Group, LLC (Arizona)—70%

•	THL Credit Logan JV LLC (Delaware)—80%

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of stockholders of record of the Company’s common stock as of June 30, 2016:

Title of Class	Number of Record Holders
Common stock, par value $.001 per share	2

Item 30.	Indemnification

The information contained under the heading “Description of Our Capital Stock” is incorporated herein by reference.

As permitted by Section 102 of the General Corporation Law of the State of Delaware, or the DGCL, the Registrant has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

The Registrant’s certificate of incorporation and bylaws provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The investment management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Advisor and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Advisor’s services under the investment management agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which THL Credit Advisors LLC, and each managing director, director or executive officer of THL Credit Advisors, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Advisor.” Additional information regarding THL Credit Advisors and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71201), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, THL Credit Inc., 100 Federal Street, 31st Floor, Boston, MA 02110;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038;

(3)	the Custodian, State Street, c/o DTC / New York Window, 55 Water Street, New York, NY 10041; and

(4)	the Advisor, THL Credit Advisors, LLC, 100 Federal Street, 31st Floor, Boston, MA 02110.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

The Registrant undertakes:

1.	to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (b) the net asset value increases to an amount greater than the net proceeds (if applicable) as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.	to file, in connection with any offering of securities, a post-effective amendment to the registration statement under Rule 462(d) to include as an exhibit a legal opinion regarding the valid issuance of any shares of common stock being sold.

c.	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

d.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

e.	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

f.

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

ii.	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iii.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

g.	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1993 Act, in the event the shares of the Registrant are trading below its net asset value and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (b) the Registrant has concluded that a fundamental change has occurred in its financial position or results of operations and

5.	Not applicable.

6.	Not applicable.

7.	to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to the Registrant’s net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset.

8.	to file a post-effective amendment to the registration statement pursuant to Section 8(c) of the Securities Act of 1933 in connection with any rights offering off of the registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 21st day of November, 2016.

THL CREDIT, INC.

/S/ SAM W. TILLINGHAST
Sam W. Tillinghast Co-Chief Executive Officer (Principal Executive Officer)

/S/ CHRISTOPHER J. FLYNN
Christopher J. Flynn Co-Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed by the following persons in the capacities set forth below on November 21, 2016. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title

/S/ SAM W. TILLINGHAST Sam W. Tillinghast	Director and Co-Chief Executive Officer (Principal Executive Officer)

/S/ CHRISTOPHER J. FLYNN Christopher J. Flynn	Director and Co-Chief Executive Officer (Principal Executive Officer)

/S/ TERRENCE W. OLSON Terrence W. Olson	Chief Financial Officer (Principal Financial and Accounting Officer)

* Nancy Hawthorne	Chairman of the Board of Directors

* David K. Downes	Director

** James D. Kern	Director

** Deborah McAneny	Director

*	Signed by Terrence W. Olson pursuant to a power of attorney signed by each individual and filed with this Registration Statement on April 4, 2014.
**	Signed by Terrence W. Olson pursuant to a power of attorney signed by each individual and filed with this Registration Statement on March 31, 2016.